Exhibit 99.1

China Cord Blood Corporation Reports First Quarter Fiscal 2015 Financial Results

1Q15 Added 15,548 New Subscribers

1Q15 Revenue Up 19.1% YOY to RMB153.3 Million ($24.7 Million)

1Q15 Operating Income Up 31.1%YOY to RMB60.2 Million ($9.7 Million)

Conference Call to be Held August 29, 2014 at 8:00 a.m. ET

HONG KONG, China, August 28, 2014 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the first quarter of fiscal year 2015 ended June 30, 2014.

First Quarter of Fiscal 2015 Highlights

•	Revenues for the first quarter of fiscal 2015 increased to RMB153.3 million ($24.7 million) from RMB128.7 million in the prior year period.
•	15,548 new subscribers were added, resulting in an accumulated subscriber base of 392,171.
•	Gross profit increased to RMB123.6 million ($19.9 million) from RMB104.2 million in the prior year period.
•	Gross margin was 80.6%, compared to 81.0% in the prior year period.
•	Operating income increased to RMB60.2 million ($9.7 million), from RMB45.9 million in the prior year period, despite an RMB2.8 million increase in depreciation expense.
•	Interest expense increased to RMB24.9 million ($4.0 million), compared to RMB14.8 million in the prior year period, due to less interest expense capitalization.
•	Net income attributable to the Company’s shareholders was RMB29.7 million ($4.8 million), compared to RMB32.9 million in the prior year period.
•	Operating cash flow for the quarter was RMB124.6 million ($20.1 million).

“We began fiscal 2015 with another solid quarter, adding 15,548 new subscribers which represented a modest year-over-year increase,” stated Ms. Ting Zheng, Chief Executive Officer of CCBC.  “Through the implementation of sound marketing strategies that focus on service quality and premium branding, we continued to seize opportunities in the high-end segment of the market. As the majority of our new subscribers selected the one-time upfront payment option, our cash-flow generation remained robust and consistent.”

Ms. Zheng further commented, “With our new facilities in Guangdong and Zhejiang largely completed, we are working through the final stages of their development to ensure they are fully operational as soon as possible. The new processing and storage capacity will effectively resolve our processing bottleneck in Zhejiang and allow us to gradually scale up our operations in this under-penetrated region. The additional capacity will also allow us to further develop and penetrate the Guangdong market, the area in which the majority of our new subscribers in the first quarter are located.”

Summary – First Quarter Ended June 30, 2013 and 2014

	Three Months Ended June 30,
	2013	2014
(in thousands)	RMB	RMB	US$
Revenues	128,721	153,331	24,716
Gross Profit	104,229	123,555	19,916
Operating Income	45,880	60,167	9,698
Net Income Attributable to the Company’s Shareholders	32,906	29,736	4,793

Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/US$)	0.40	0.37	0.06

Revenue Breakdown (%)
Processing Fees	69.5%	69.2%
Storage Fees	30.5%	30.8%

New Subscribers (persons)	15,260	15,548
Total Accumulated Subscribers (persons)	327,242	392,171

Summary – Selected Cash Flow Statement Items

	Three Months Ended June 30, 2014
(in thousands)	RMB	US$
Net cash provided by operating activities	124,643	20,091
Net cash used in investing activities	(18,397)	(2,965)
Net cash used in financing activities	-	-

First Quarter of Fiscal 2015 Financial Results

REVENUES.  Revenues increased by 19.1% to RMB153.3 million ($24.7 million) in the first quarter of fiscal 2015 from RMB128.7 million in the prior year period.  The increase in revenues resulted from solid growth in both processing and storage revenue.

Revenues generated from storage fees increased by 20.1% to RMB47.2 million ($7.6 million), from RMB39.3 million in the prior year period.  The increase was mainly due to the steady growth of the Company’s accumulated subscriber base, which has expanded to 392,171 as of the end of June 2014. Revenues generated from storage fees as a percentage of total revenues edged up to approximately 30.8%, from 30.5% in the prior year period.

1 The terms of the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”) provide each party with the ability to participate in any excess cash dividend.  Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.04 ($0.01) for the three months ended June 30, 2014.

The difference in processing fees between the first quarter of fiscal 2015 and 2014, combined with the year-over-year growth in subscriber number, contributed to the increase in revenues generated from processing fees to RMB106.1 million ($17.1 million) from RMB89.4 million in the prior year period. As a percentage of total revenues, revenues from processing fees accounted for 69.2%, compared to 69.5% in the prior year period.

GROSS PROFIT.  Gross profit for the first quarter of fiscal 2015 increased by 18.5% to RMB123.6 million ($19.9 million). Gross margin decreased slightly to 80.6% from 81.0% in the prior year period primarily due to increased material costs.

OPERATING INCOME.  Operating income for the first quarter of fiscal 2015 increased to RMB60.2 million ($9.7 million), resulting in an operating margin of 39.2%, which is a 3.6% improvement from 35.6% in the prior year period.  Depreciation and amortization expenses for the first quarter were RMB11.4 million ($1.8 million), compared to RMB8.6 million in the prior year period.

Research and Development Expenses.  Research and development expenses remained stable at RMB2.5 million ($0.4 million).

Sales and Marketing Expenses.  During the quarter, the Company’s sales and marketing expenses increased to RMB31.7 million ($5.1 million) from RMB28.4 million in the prior year period. However, as a percentage of revenues, sales and marketing expenses decreased to 20.7% from 22.1%. The improvement is a result of the Company’s focus on resource allocation and sales efficiency while further penetrating markets across the Company’s operating regions. While the new facilities in Zhejiang are expected to be operational in the near future, management continues to carefully plan and execute its marketing strategy and ensure that expenses are kept in check in that region.

General and Administrative Expenses.  General and administrative expenses increased to RMB29.1 million ($4.7 million) from RMB27.4 million in the prior year period. This increase was primarily due to increased depreciation expenses and administrative overhead stemming from preparation for the full commercial launch of the Company’s new facilities. However as a percentage of revenues, G&A expenses decreased to 19.0% from 21.3%, as the overall increase in revenues exceeded the rise in depreciation and administrative expenses.

OTHER INCOME AND EXPENSES

Interest Expense.  Interest expense incurred in the three months ended June 30, 2014 amounted to RMB24.9 million ($4.0 million), which primarily relates to the Company’s outstanding convertible notes. For the prior year period, interest expense was RMB14.8 million due to the RMB8.5 million capitalization of interest expense for the construction of the Company’s new facilities in Zhejiang and Guangdong.

Other.  For the first quarter of fiscal 2015, the Company recorded dividend income of RMB1.2 million ($0.2 million), which was derived from the Company’s equity investment in Cordlife Group Limited (“Cordlife”). During the first quarter of fiscal 2014, the Company received dividend income of RMB8.7 million from its equity investments in both the Shandong Cord Blood Bank and Cordlife.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS.  Profit before tax for the first quarter of fiscal 2015 decreased by 6.5% to RMB41.5 million ($6.7 million). The Company’s improved operating income was offset by the increase in interest expense and decrease in dividend income. As a result, net income attributable to the Company’s shareholders for the first quarter of fiscal 2015 decreased by 9.6% to RMB29.7 million ($4.8 million).

EARNINGS PER SHARE.  The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any Excess Cash Dividend2.  Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights of RMB0.04 ($0.01) for the first quarter of fiscal 2015.  Basic and diluted earnings per ordinary share for the first quarter of fiscal 2015 were RMB0.37 ($0.06).

LIQUIDITY.  As of June 30, 2014, the Company had cash and cash equivalents of RMB1,989.5 million ($320.7 million) compared to RMB1,882.9 million as of March 31, 2014.  The Company had total debt of RMB848.0 million ($136.7 million) as of June 30, 2014.  Operating cash inflow for the first quarter of fiscal 2015 amounted to RMB124.6 million ($20.1 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Friday, August 29, 2014 to discuss its financial performance and give a brief overview of recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers or +852-5808-3202 for Hong Kong callers, access code: 1856118.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending June 30, 2014 were made at the noon buying rate of RMB6.2036 to $1.00 on June 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.Zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2014

	March 31,	June 30,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	1,882,901	1,989,506	320,702
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; June 30, 2014: RMB22,145)	95,273	101,900	16,426
Inventories	31,583	29,008	4,677
Prepaid expenses and other receivables	37,010	27,339	4,407
Debt issuance costs	3,616	3,615	583
Deferred tax assets	7,664	7,948	1,281
Total current assets	2,058,047	2,159,316	348,076
Property, plant and equipment, net	626,632	618,553	99,709
Non-current prepayments	208,894	214,825	34,629
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; June 30, 2014: RMB43,722)	225,496	220,924	35,612
Inventories	48,385	51,256	8,262
Intangible assets, net	120,549	119,394	19,246
Available-for-sale equity securities	144,247	148,711	23,972
Other investment	189,129	189,129	30,487
Debt issuance costs	7,854	6,951	1,120
Deferred tax assets	1,789	1,893	305
Total assets	3,631,022	3,730,952	601,418

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,672
Accounts payable	10,422	14,957	2,411
Accrued expenses and other payables	102,559	68,567	11,053
Deferred revenue	196,432	198,717	32,033
Amounts due to related parties	21,453	16,820	2,711
Income tax payable	2,571	1,525	246
Deferred tax liabilities	3,900	5,200	838
Total current liabilities	397,337	365,786	58,964
Convertible notes	777,753	787,988	127,021
Non-current deferred revenue	823,921	897,363	144,652
Other non-current liabilities	164,077	177,551	28,621
Deferred tax liabilities	27,938	27,639	4,455
Total liabilities	2,191,026	2,256,327	363,713

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2014 - (continued)

	March 31,	June 30,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and June 30, 2014, respectively	50	50	8
Additional paid-in capital	798,221	798,221	128,671
Treasury stock, at cost (March 31 and June 30, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income	84,263	89,298	14,395
Retained earnings	555,323	585,059	94,309
Total equity attributable to China Cord Blood Corporation	1,435,042	1,469,813	236,929
Non-controlling interests	4,954	4,812	776
Total equity	1,439,996	1,474,625	237,705
Total liabilities and equity	3,631,022	3,730,952	601,418

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2013 and 2014

	Three months ended June 30,
	2013	2014
	RMB	RMB	US$
	(in thousands except share data)

Revenues	128,721	153,331	24,716
Direct costs	(24,492)	(29,776)	(4,800)
Gross profit	104,229	123,555	19,916
Operating expenses
Research and development	(2,523)	(2,499)	(403)
Sales and marketing	(28,424)	(31,743)	(5,117)
General and administrative	(27,402)	(29,146)	(4,698)
Total operating expenses	(58,349)	(63,388)	(10,218)
Operating income	45,880	60,167	9,698
Other expense, net
Interest income	4,182	4,266	688
Interest expense	(14,758)	(24,895)	(4,013)
Exchange (loss)/gain	(124)	180	29
Dividend income	8,722	1,196	193
Others	530	617	99
Total other expense, net	(1,448)	(18,636)	(3,004)
Income before income tax	44,432	41,531	6,694
Income tax expense	(11,373)	(11,937)	(1,924)
Net income	33,059	29,594	4,770
Net income attributable to non-controlling interests	(153)	142	23
Net income attributable to China Cord Blood
Corporation’s shareholders	32,906	29,736	4,793

Net income per share:
Attributable to ordinary shares
- Basic	0.40	0.37	0.06
- Diluted	0.40	0.37	0.06

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	6,805	529	85
- Net unrealized gain in available-for-sale equity securities, net of nil tax	24,338	4,506	726
Comprehensive income	64,202	34,629	5,581

Comprehensive income attributable to non-controlling interests	(153)	142	23
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	64,049	34,771	5,604